

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 1, 2010

Mr. Thomas W. Bennet, Jr.
TRC Companies, Inc.
21 Griffin Road North
Windsor, CT 06095

> **RE: TRC Companies, Inc**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed September 25, 2009**
> **File #1-9947**

Dear Mr. Bennet:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

Note 17. Commitments and Contingencies, page 84

1. Based on your current disclosures, it is unclear whether you believe a material loss is reasonably possible, rather than not likely, related to your exit strategy contracts and legal matters. Please clarify for us your assessment of these matters and provide us your intentions regarding future disclosure. In this regard, if a

material loss is reasonably possible, please provide the additional disclosures
required by SAB 5:Y and ASC 450.

Form 10-Q for the quarterly period ended September 25, 2009

Note 1. Company Background and Basis of Presentation, page 6

2. We note your disclosure on page 77 of your Form 10-K for the fiscal year ended
   June 30, 2009 that your Preferred Stock is subject to anti-dilution provisions.
   With a view towards future disclosure, please provide us with the following
   information:

   - A specific and comprehensive discussion of the terms and conditions of these
     anti-dilution provisions, including whether there are any circumstances in
     which the preferred stock holders would be protected from declines in your
     stock price.
   - A specific and comprehensive discussion of what consideration you gave to
     whether those terms and conditions may result in a contingent beneficial
     conversion feature under EITF 98-5 (ASC 470-20) and 00-27 (ASC 470-20-
     55-20).
   - A specific and comprehensive discussion regarding what consideration you
     gave to whether the conversion option in this arrangement needs to be
     classified as a liability and fair valued every reporting period. Reference
     EITF 07-5 (ASC 815-10-65-3).

Note 10. Goodwill and Intangible Assets, page 14

3. To the extent that any of your reporting units have estimated fair values that are
   not substantially in excess of the carrying value and to the extent that goodwill for
   these reporting units, in the aggregate or individually, if impaired, could
   materially impact your operating results or total shareholders' equity, please
   provide the following disclosures for each of these reporting units in future
   filings:

   - Identify each individual and applicable reporting unit.
   - The percentage by which fair value exceeds carrying value as of the most-
     recent step-one test.
   - A description of the material assumptions that drive estimated fair value.
   - A discussion of any uncertainties associated with each key assumptions
   - A discussion of any potential events, trends and/or circumstances that could
     have a negative effect on estimated fair value.

   If you have determined that estimated fair value substantially exceeds carrying
   values for your reporting unit, please disclose that determination. Refer to Item
   303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting
   Codification for guidance.

Liquidity and Capital Resources, page 27

4. We note your discussion of the covenants you are subject to under your Credit Agreement. Please continue to describe your most significant and restrictive covenants and requirements. Please expand your disclosures to provide your actual backlogs, capital expenditures and your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Please describe and quantify EBITDA as defined in the agreement at each reporting period. Such a presentation may allow investors to more easily understand your current status in meeting your covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8
Annual Incentive Plan, page 12

5. It appears that you maintain performance targets for net contribution and target days outstanding under the FY 2009 Bonus Plan. Disclose all previously established goals and discuss and analyze how the compensation awarded reflects achievement or non-achievement of those goals. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

6. We note your disclosure relating to the establishment of "a bonus pool for EBITD between target and threshold performance of approximately 80% of target performance." Please explain your compensation policies and procedures with respect to this component of compensation and explain the relationship, if any, to awards paid out of the bonus pool that is derived from a percentage of net service revenue.

7. We note your disclosure in the last sentence that the named executive officers were awarded bonuses based in part upon "improved Company performance." Provide a materially complete description of the correlation between performance under the FY 2009 Bonus Plan and the payouts actually made to each of your

named executive officers in 2009. Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008. For each named executive officer, state the factors that you considered in deriving the payouts awarded for the amounts paid under the FY 2009 Bonus Plan and the long-term incentive plans (as reflected in column (d) of the Grant of Plan-Based Awards table) and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Summary Compensation Table, page 15

8. You disclose the amounts paid under the FY 2009 Bonus Plan in the "Bonus" column of the Summary Compensation Table yet you also provide disclosure under Item 402(d) of Regulation S-K relating to the same awards. Please clarify whether the amounts paid under this program qualify as bonus or non-equity incentive compensation.

Employment Agreements, page 13
Other Named Executive Officers, page 14

9. We note your disclosure here and on page 18. In future filings, please disclose examples of the "other considerations" that contribute to your determination of the severance benefit amount for non-cause terminations. See Item 402(j)(3) of Regulation S-K.

Certain Relationships and Related Transactions, page 21

10. In future filings, please disclose whether your policies are in writing, and if not, how your policies are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

.

Sincerely,

John Hartz
Senior Assistant Chief Accountant